[redacted]

BB 3/10

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SEC Mail Processing Section

MAR 03 2008

Washington, DC
103

SEC[illegible] 08028798 [illegible]OMMISSION
9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PHASE II FINANCIAL, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 BROAD STREET
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal (212) 668-5782
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan, Bleakley & Company, LLP
(Name — *if individual, state last, first, middle name*)

116 W. Baltimore Avenue	Media	PA	19063
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phase II Financial, Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature
Albert G. Lowenthal

General Partner
Title

Notary Public

FRANCINE BARNA
NOTARY PUBLIC, State of New York
No. 01BA6130114
Qualified In Richmond County
Commission Expires July 6, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sullivan, Bleakley & Company, LLP [70]

ADDRESS

116 W. Baltimore Avenue [71]	Media [72]	PA [73]	19063 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

SULLIVAN, BLEAKLEY & COMPANY, LLP
Certified Public Accountants

JOSEPH M. SULLIVAN, CPA
RALPH E. BLEAKLEY, CPA
WILLIAM A. SPINGLER, JR., CPA

MEMBERS
PENNA. INSTITUTE OF CPAS
AMERICAN INSTITUTE OF CPAS

116 W. BALTIMORE AVENUE
MEDIA, PA 19063

(610) 565-8810
FAX (610) 565-6074
Email: sbccpa@bigplanet.com

February 12, 2008

To the Partners of
Phase II Financial, Ltd.
New York, New York

We have audited the accompanying Statement of Financial Condition of Phase II Financial, Ltd. as of December 31, 2007 and the related Statements of Income and Expense, Ownership Equity and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Phase II Financial, Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Sullivan, Bleakley & Company, LLP

FORM X-17A-5

SEC 1696 (7-78) 3/78

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Phase II Financial, Ltd. [13]

SEC FILE NO.: 8-33559 [14]

FIRM ID. NO.: 16249 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

125 Broad Street [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 01-01-2007 [24]

AND ENDING (MM/DD/YY): 12-31-2007 [25]

New York [21] NY [22] 10004 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Albert G. Lowenthal, General Partner [30]

(Area Code)—Telephone No.: (212) 668-5782 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of Feb 19 2008

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-07 [99]
SEC FILE NO. 8-33559 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 22,225	200			$ 22,225	750
2. Receivables from brokers or dealers:						
A. Clearance account	3,002,707	295				
B. Other		300	$	550	3,002,707	810
3. Receivables from non-customers		355	94	600	94	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	950,000	418				
B. Debt securities	1,179,132	419				
C. Options		420				
D. Other securities	4,007,113	424				
E. Spot commodities		430			6,136,245	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 21,763,386 [130]						
B. At estimated fair value		440	119,634,165	610	119,634,165	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 9,161,177	540	$ 119,634,259	740	$ 128,795,436	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd. as of 12-31-07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205	56,486	1385	56,486	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ______ 970						
2. Includes equity subordination (15c3-1 (d)) of .... $ ______ 980						
B. Securities borrowings, at market value: from outsiders $ ______ 990				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ ______ 1000						
2. Includes equity subordination (15c3-1 (d)) of .... $ ______ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$	1230	$ 56,486	1450	$ 56,486	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$ 32,573,374	1020)	128,738,950	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 128,738,950	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 128,795,436	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd. as of 12-31-07

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$ 128,738,950	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				128,738,950	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 128,738,950	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 119,634,259	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(119,634,259)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				$ 9,104,691	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	95,000	3735			
2. Debt securities	353,740	3733			
3. Options		3730			
4. Other securities	659,775	3734			
D. Undue Concentration		3650			
E. Other (List)		3736		(1,108,515)	3740
10. Net Capital				$ 7,996,176	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd. as of 12-31-07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ -	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 7,896,176	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 7,996,176	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ -	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ -	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% -	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920
	B. 7% of combined aggregate debit items or $120,000	$	3930

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd.

For the period (MMDDYY) from 01-01-07 [3932] to 12-31-07 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		(336,105)	3949
c. Total gain (loss)		(336,105)	3950
3. Gains or losses on firm securities investment accounts		24,738,134	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		1,412,433	3995
9. Total revenue	$	25,814,462	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$		4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense			568	4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses			48,155	4195
15. Other expenses			188,556	4100
16. Total expenses		$	237,279	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	25,577,183	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	25,577,183	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(3,047,729)	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd.

For the period (MMDDYY) from 01-01-07 to 12-31-07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$	101,054,751	4240
A. Net income (loss)				25,577,183	4250
B. Additions (Includes non-conforming capital of	$	4262	)	2,117,500	4260
C. Deductions (Includes non-conforming capital of	$	4272	)	(10,484)	4270
2. Balance, end of period (From item 1800)			$	128,738,950	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	-	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$	-	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd. as of 12-31-07

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Oppenheimer & Co., Inc. #8-4077 [4335] X [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for *code to enter*	*Name of Lender or Contributor*	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ - [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of *liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv))*, which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

PHASE II FINANCIAL, LTD.
INCOME AND EXPENSE RECONCILIATION
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2007

NET INCOME AS REPORTED BY COMPANY'S UNAUDITED FOCUS REPORTS	25,748,794
ADD:	
Miscellaneous Error	18
	25,748,812
LESS:	
Foreign Tax Withheld on Dividend Income at Source (Canada) and Carried as Receivable on Unaudited Balance Sheet	171,629
NET INCOME PER AUDITED FOCUS REPORT	25,577,183

PHASE II FINANCIAL, LTD.
NET CAPITAL RECONCILIATION
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2007

NET CAPITAL AS REPORTED ON COMPANY'S UNAUDITED PART II - FOCUS REPORTS	7,996,176
ADD:	
Reduction in Nonallowable Assets	171,630
	8,167,806
LESS:	
Additional Expense - Foreign Tax Withheld	171,630
NET CAPITAL PER AUDITED FOCUS REPORT	7,996,176

PHASE II FINANCIAL, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:		
Net Income	25,577,183	
Increase in Receivables from Brokers	(1,505,321)	
Increase in Accounts Payable	47,486	
Net Securities Purchased and Change in Market Value	(26,219,963)	
Net Cash Used In Operating Activities		(2,100,615)
FINANCING ACTIVITIES:		
Partners' Contributions	2,117,500	
Partners' Withdrawals	(10,484)	
Net Cash Provided by Financing Activities		2,107,016
INCREASE IN CASH AND CASH EQUIVALENTS		6,401
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		15,824
CASH AND CASH EQUIVALENTS AT END OF YEAR		22,225

NOTES TO FINANCIAL STATEMENTS
PHASE II FINANCIAL, LTD.
DECEMBER 31, 2007

1. ACCOUNTING METHOD

The statements are prepared on the accrual method of accounting. For cash flow purposes, only the checking account balances are considered as cash and cash equivalents.

2. INVESTMENTS

Investments are stated at market value, with unrealized gain or loss recognized in income.

3. INCOME TAXES

The Company is a partnership and both Federal and New York income taxes are applicable credits flow-through to the partners.

4. RESERVE REQUIREMENTS

The Company does not carry any customer accounts or handle any securities. All customer accounts are cleared on an introducing fully disclosed basis with Oppenheimer & Co. Inc. Therefore, the computation for determination of reserve requirements, and information relating to the possession or control requirements under Rule 15C 3-3 are not applicable.

5. SAFEGUARDING PROCEDURES

The Company does not carry customer accounts or handle securities and, therefore, there are no safeguarding procedures to review.

6. MATERIAL INADEQUACIES

No material inadequacies were found to exist at December 31, 2007, nor to have existed during the year ended December 31, 2007.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	.... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

* * * * *

Phase II Financial, Ltd.

Name of Respondent

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	.... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2007 [8004]
or if less than 12 months

Report for the period beginning ___/___/___ (MM DD YY) [8005] and ending ___/___/___ (MM DD YY) [8006]

SEC FILE NUMBER
8- 33559 [8011]

1. NAME OF BROKER DEALER
Phase II Financial, Ltd. [8020] N 9

OFFICIAL USE ONLY
Firm No. M M Y Y [8021]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME:	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1 = Yes 2 = No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1 = Yes 2 = No) 2 [8074]

5. Respondent makes markets in the following securities:
(a) equity securities ....(enter applicable code: 1 = Yes 2 = No) 2 [8075]
(b) municipals ....(enter applicable code: 1 = Yes 2 = No) 2 [8076]
(c) other debt instruments ....(enter applicable code: 1 = Yes 2 = No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1 = Yes 2 = No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1 = Yes 2 = No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1 = Yes 2 = No) 2 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts .... 0 [8080]
(b) Omnibus accounts .... 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1 = Yes 2 = No) 2 [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchange(s):
(enter applicable code: 1 = Yes 2 = No) 2 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	0	8101
(b) Number of full-time registered represantatives employed by respondent included in 13(a)	0	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:

Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	0	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code: 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate ________ 8131		
(c) Type of Institution ________ 8132		
20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No)	2	8114
(b) Name of parent ________ 8116		
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

**Required in any Schedule I filed for the calendar year 1978 and succeeding years*

END